EXHIBIT 19

Acme United Corporation Corporate

Policy - Insider Trading

The common stock of Acme United Corporation is traded on the New York American stock exchange. It is illegal and a violation of Company policy to purchase or sell securities of the Company or any other company while in possession of material non-public information about the Company or any other company. In addition, the NYSE American has published "disclosure policies" which includes rules governing stock transactions by "insiders".

All persons who come into possession of material inside information before its public release are considered insiders. Such persons include directors, officers and employees of the Company and persons under the control of insiders may also be regarded as insiders. “Inside Information” is any information or development which may have a material effect on the Company or on the market for its securities.

It is against Company policy for directors, officers, other employees, or immediate family members when in the possession of insider information, to trade Company securities or to reveal insider information to others who might trade in the Company's securities on the basis of undisclosed information. This Policy applies to the Company and covers transactions by the Company in the Company’s securities.

Notwithstanding the restrictions, directors, officers and employees must have the opportunity to trade Company securities from time to time. Generally, but not always, it is appropriate to trade 24 hours after the public release of quarterly financial results. For example, if an individual were aware of an impending significant lawsuit, it would be inappropriate to trade even though earnings had been released.

If twenty-four hours after release of quarterly earnings, the trading window is “open" when does it close? There is no NYSE American rule on this but the longer the time lapse the greater the risk. Therefore, the company has established that the window will be “open" until three weeks prior to the end of each quarter. Of course, the window closes immediately for any director, officer or employee who becomes aware of material insider information which could affect the market price of Acme United securities.

The Company may have other types of material information which it has not publicly disclosed, such as negotiation of acquisitions. During the period before such information has been publicly released, the Company may impose special blackout periods during which certain persons are prohibited from trading in the Company’s securities. If the Company does so, it will notify the persons affected.

Any policy needs some flexibility, and this is no exception. In those cases, the Chairman and Chief Executive Officer should be contacted for approval to trade. He will be aware of significant insider information and if in his judgment there is no significant non-public information may approve trades.

The foregoing does not apply to exercise of stock options. However, subsequent transactions with the stock so acquired are covered by this policy. The foregoing also does not apply to transactions affected on a regular periodic basis by an agent over which the insider has no control pursuant to a pre-arranged written trading plan which complies with federal rules.